Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

April 12, 2010

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 4720
Attn.:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Peregrine Pharmaceuticals, Inc.
Form 10-K for the Year Ended April 30, 2009
Filed on July 14, 2009
File No.: 001-32839

Dear Mr. Rosenberg:

Our client, Peregrine Pharmaceuticals, Inc. (the “Company”), is in receipt of the Staff of the Securities and Exchange Commission’s (the “Commission”) letter dated March 29, 2010 to Paul J. Lytle, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended April 30, 2009.  The purpose of this letter is to advise you that the Company is working on the response to the Commission’s letter and anticipates filing such response on or before Wednesday, April 14, 2010.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell
Mark R. Ziebell

cc:           Paul J. Lytle